August 24, 2009

United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-4631

Attention:	Jeffrey Gordon
Staff Accountant

RE:	Form 8-K Item 4.01 Filed August 21, 2009
File #1-32865

Gentlemen:

The undersigned is General Counsel of KSW, Inc. Today, we received your letter dated August 21, 2009, concerning our Form 8-K filed on August 21, 2009.

This letter will confirm my telephone conversation with Jeffrey Gordon on August 24, 2009, wherein I informed him that the Company has not dismissed J. H. Cohn, LLP (“J. H. Cohn”).  I stated that the 8-K only announced that the Company had informed J. H. Cohn that its current engagement, which expires on September 30, 2009, would not be renewed thereafter.  I stated that the Company believes that J. H. Cohn is still its principal accountant.

I further advised Mr. Gordon that the Company was endeavoring to engage a new principal accountant by early September.

Mr. Gordon then advised me that a revised 8-K need not be filed at this time, but that when the engagement of a new principal accountant is announced, the Company should announce in the 8-K that J. H. Cohn had been dismissed, effective September 30, 2009.  Mr. Gordon further advised that a new response letter from J. H. Cohn, as required by Item 304(a)(3), should be filed at that time.

The Company will comply with Mr. Gordon’s instructions.

United States
Securities and Exchange Commission
Attention:  Jeffrey Gordon
Staff Accountant
August 24, 2009

The Company has also received the enclosed letter from J. H. Cohn dated August 21, 2009.  For the reasons set forth above, we do not believe the statement that “the client-auditor relationship between KSW, Inc…and J. H. Cohn, LLP has ceased” is correct.

Very truly yours,

KSW, INC.

/s/ James F. Oliviero
James F. Oliviero
General Counsel

JFO/at

cc:	Kalman Kessler, CPA
J. H. Cohn, LLP
Via Fax – (888) 542-3291

Office of the Chief Accountant, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7561
Via Fax – (202) 772-9252

encl.